

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2019

Lee Hamre
Chairman and Chief Executive Officer
AmeraMex International, Inc.
3930 Esplanade
Chico, CA 95973

> **Re: AmeraMex International, Inc.**
> **Registration Statement on Form 10**
> **Filed May 10, 2019**
> **File No. 000-56054**

Dear Mr. Hamre:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction